OO
5/30/14

[redacted]

14040632

COMMISSION
549

SEC
Mail Processing
Section
MAY 30 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **April 1, 2013** AND ENDING **March 31, 2014** *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

WORLDWIDE PLAZA, 309 WEST 49th STREET

(No. and Street)

NEW YORK	**NEW YORK**	**10019-7316**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph M. Mattone **(212) 667-9546**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8
6/4/14

OATH OR AFFIRMATION

We, David Moser and Christopher Vickery, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2014, is true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the members and allied members of the New York Stock Exchange, Inc.

Name: David Moser
Title: Chief Financial Officer

Name: Christopher Vickery
Title: Chief Operations Officer

Scott M Polirstok
Notary Public

SCOTT M POLIRSTOK
Registration #02PO6252071
Qualified in Kings County
My Commission Expires
November 28, 20 15

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (i) Formula for Determination of PAB Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (j) Information Relating to Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (r) Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.
- ☐ (s) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers pursuant to Commission Regulation 30.7.
- ☐ (t) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of the Commodity Exchange Act.
- ☐ (u) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Nomura Securities International, Inc.
(A subsidiary of Nomura Holding America Inc.)
March 31, 2014
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2014

Contents

Report of Independent Registered Public Accounting Firm....1

Consolidated Statement of Financial Condition....2
Notes to Consolidated Financial Statements....3

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Nomura Securities International, Inc.

We have audited the accompanying consolidated statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2014, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Nomura Securities International, Inc. at March 31, 2014 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 28, 2014

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2014
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 1,426,073
Deposits with exchanges and other segregated cash		1,287,868
Collateralized financing agreements:		
Securities purchased under agreements to resell (includes $55,945 at fair value)	$ 54,633,089	
Securities borrowed	21,544,897	
		76,177,986
Trading assets ($19,918,091 were pledged to various parties and $335,455 related to consolidated variable interest entities, not available to the Company)		45,948,367
Receivables:		
Brokers, dealers and clearing organizations	1,728,388	
Customers	414,623	
Interest and dividends	271,448	
		2,414,459
Securities received as collateral		2,807
Furniture, equipment, leasehold improvements and software net of, accumulated depreciation and amortization of $97,196		41,649
Other assets		86,247
Total assets		$ 127,385,456
Liabilities and stockholder's equity		
Liabilities:		
Collateralized financing agreements:		
Securities sold under agreements to repurchase	$81,054,110	
Securities loaned	16,428,460	
		$ 97,482,570
Borrowings from Parent		3,542,639
Trading liabilities		16,779,099
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations	1,469,524	
Customers	986,640	
Compensation and benefits	370,093	
Interest and dividends	162,413	
Other	121,973	
		3,110,643
Obligation to return securities received as collateral		2,807
Commitments and contingent liabilities		
Subordinated borrowings		3,150,000
Long term borrowings at fair value (relates to consolidated variable interest entities and are non-recourse to the Company)		249,761
Total liabilities		124,317,519
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	3,650,000	
Accumulated deficit	(582,063)	
Total stockholder's equity		3,067,937
Total liabilities and stockholder's equity		$ 127,385,456

See accompanying Notes to the Consolidated Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition

March 31, 2014

1. Organization

Nomura Securities International, Inc. ("NSI" or the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI" or "Nomura"), a Japanese corporation. This Consolidated Statement of Financial Condition includes the accounts of NSI and variable interest entities where NSI is determined to be the primary beneficiary.

The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934 and a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

2. Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and entities deemed to be variable interest entities ("VIEs") under ASC 810-10-15, *Consolidations – Variable Interest Entities* ("ASC 810-10-15"), where the Company has been determined to be the primary beneficiary of such entities. At March 31, 2014, the Company is the primary beneficiary of a number of variable interest entities (see Note 14).

Use of Estimates

The Consolidated Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the

2. Significant Accounting Policies (continued)

Consolidated Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred. Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less other than those held for trading purposes. At March 31, 2014, cash equivalents of $5.0 million consist primarily of overnight investments in money market funds valued based on quoted net asset values, which approximate fair value.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities transactions are recorded on a trade date basis. Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

A significant amount of the assets and liabilities of the Company are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), but also, ASC 815, *Derivatives and Hedging* ("ASC 815") and by the fair value option election in accordance with ASC 825, *Financial Instruments* ("ASC 825"). If the Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings.

The Company applies the fair value option for certain securities purchased under agreements to resell and long term borrowings of consolidated VIEs (see Notes 4 and 14).

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosures associated with the use of fair value requirements (see Note 4).

2. Significant Accounting Policies (continued)

Trading assets and trading liabilities, including securities positions and contractual commitments arising pursuant to derivatives contracts, are recorded on the Consolidated Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income.

Assets and liabilities recorded at fair value on the Consolidated Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 4).

Over-the-counter ("OTC") derivative financial instruments are presented on a net-by-counterparty basis where evidence that an enforceable legal right of setoff exists, in accordance with ASC 210-20, *Balance Sheet – Offsetting* ("ASC 210-20") and ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters* ("ASC 815-10-45"). The fair value is netted across products where allowable in the associated master netting agreements. Also, the Company offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that are eligible for offset under the same master netting agreements.

Transfers of Financial Assets

The Company accounts for the transfer of a financial asset as a sale when it relinquishes control over the asset by meeting the following conditions outlined in ASC 860, *Transfers and Servicing* ("ASC 860"), (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, the Company utilizes special purpose entities ("SPEs") to securitize agency and non-agency mortgage-backed securities. The Company's involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company derecognizes financial assets transferred in securitizations provided that the Company has relinquished control over such assets and does not consolidate the SPE. The Company may obtain or retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and are included within Trading assets on the Consolidated Statement of Financial Condition with the change in fair value included in income.

2. Significant Accounting Policies (continued)

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and *Securities sold under agreements to repurchase* ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest, except for certain resale agreements for which the Company has elected the fair value option. Open repurchase and resale agreements are presented on a net-by-counterparty basis on the Consolidated Statement of Financial Condition where net presentation is permitted by ASC 210-20. It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under agreements to repurchase.

Substantially all of these transactions are collateralized by United States government and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest and requests or returns additional collateral when deemed appropriate.

Securities borrowed and *Securities loaned* are included on the Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received plus accrued interest. *Securities borrowed* transactions require the Company to deposit cash, letters of credit or other securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. When securities or letters of credit are pledged as collateral for securities borrowed, such transactions are not recorded on the Consolidated Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized. In accordance with ASC 860, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. These amounts are recorded in *Securities received as collateral* and *Obligation to return securities received as collateral,* respectively, on the Consolidated Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment leasehold improvements and software, net, is carried at cost less accumulated depreciation and amortization on the Consolidated Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated useful life of furniture and equipment is seven years. Certain internal and external direct costs of developing applications and obtaining software for internal use are capitalized and amortized, generally over five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the remaining terms of the underlying leases, which range from one to twenty years.

Software includes capitalized software of $0.6 million, net of accumulated amortization of $8.0 million at March 31, 2014.

Memberships in Exchanges

Memberships in exchanges, which represent rights to conduct business on securities exchanges or ownership interests in the exchanges associated with such rights, are included in *Other assets* on the Consolidated Statement of Financial Condition. These memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment.

Revenue Recognition

Interest and dividends revenues are earned primarily from *Cash and cash equivalents, Collateralized financing agreements* and *Trading assets* and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Principal transaction revenues consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments. Also included in Principal transactions are counterparty and own credit risk adjustments on derivative transactions and unrealized gains and losses on long-term borrowings of consolidated VIEs.

Commission revenues, net, consist principally of fees charged to clients, primarily institutions and affiliates, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur.

2. Significant Accounting Policies (continued)

The Company recognizes revenue from related parties under a transaction services agreement as described in Note 12.

The Company also earns fees for certain operational and administrative services provided to related parties; these fees are determined under a service level agreement. Revenues are recognized as charged and are accounted for on an accrual basis (see second paragraph of Note 12).

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is deemed reasonably determinable. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded within professional fees expense, net of client reimbursements.

Other revenues, primarily includes revenues related to research services.

Expenses

Interest expense is incurred primarily on *Securities loaned*, *Securities sold under agreements to repurchase*, *Trading liabilities*, *Borrowings from Parent* and *Subordinated borrowings* and is accounted for on an accrual basis.

Service fees with related parties, includes costs for operational and administrative functions outsourced to affiliated companies, primarily NHA. These fees are determined under either service agreements or an allocation method approved by management (see third paragraph of Note 12). Service fees with related parties, also includes certain deductions from amounts that are received under the transaction services agreement described in Note 12.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

2. Significant Accounting Policies (continued)

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions (see Note 13).

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income.

New Accounting Pronouncements

The Company adopted the following new accounting pronouncement during the year ended March 31, 2014.

Disclosures About Offsetting Assets and Liabilities

In December 2011, the FASB issued amendments to ASC 210-20 through the issuance of ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, ("ASU 2011-11") and issued a related amendment in January 2013 through ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, ("ASU 2013-01"). These amendments require a reporting entity to disclose information about rights of offset and related arrangements to enable users of its Consolidated Statement of Financial Condition to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 and ASU 2013-01 are effective for fiscal years, and interim periods within the years, beginning on or after January 1, 2013, with required disclosures made retrospectively for all comparative periods presented.

The Company adopted ASU 2011-11 and ASU 2013-01 effective April 1, 2013. Because these amendments only enhance disclosures and do not change the guidance around when assets and liabilities can be offset, they did not have a material impact on the Company's Consolidated Statement of Financial Condition. See Notes 5 and 6 for the required disclosures.

Future Accounting Pronouncements

The following new accounting pronouncements relevant to the Company will be adopted in future periods:

2. Significant Accounting Policies (continued)

In July 2013, the FASB issued amendments to ASC 740, *Income Taxes* through issuance of ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*, ("ASU 2013-11"). ASU 2013-11 reduces diversity in how unrecognized tax benefits are presented when a net operating loss ("NOL") carryforward, similar tax loss, or a tax credit carryforward exists by generally requiring an unrecognized tax benefit to be presented as a reduction of a deferred tax asset, unless these tax attributes are not available under relevant tax law to settle additional income taxes that would result from the disallowance of a tax position.

ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The Company plans to adopt ASU 2013-11 in the fiscal year beginning April 1, 2014 and does not expect material impact to the Consolidated Statement of Financial Condition, as the ASU requires accounting consistent with the Company's current practice.

3. Deposits With Exchanges and Other Segregated Cash

Deposits with exchanges and other segregated cash, includes deposits with clearing organizations and customers' deposits segregated pursuant to Federal and other regulations.

Cash of approximately $429 million and securities of $1 million have been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The segregated securities were sourced from a resale agreement and trading assets owned in the Consolidated Statement of Financial Condition. Cash of $376 million has been segregated on behalf of Proprietary Accounts of Brokers ("PAB") customers under the SEC Requirements of 15c3-3.

Cash of approximately $1.0 million and $11.6 million are segregated pursuant to CFTC Regulations 1.20 and 30.7, respectively, and represent funds deposited by customers and funds accruing to them as a result of trades or contracts. Cash of approximately $8.7 million has been segregated for OTC Cleared Swaps Customers pursuant to 4d(F) of the Commodity Exchange Act ("CEA").

Cash and cash equivalents of approximately $461.6 million was deposited with clearing organizations to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations. These amounts are determinable by such clearing organizations and are subject to change.

4. Fair Value Measurements

The Fair Value of Financial Instruments

A significant amount of the Company's financial instruments are carried at fair value. Financial assets that are carried at fair value on a recurring basis include *Trading assets* and *Securities received as collateral*. Financial liabilities that are carried at fair value on a recurring basis include *Trading liabilities* and *Obligation to return securities received as collateral*. Additionally, the Company applies the fair value option for certain *Securities purchased under agreements to resell* and all long-term borrowings issued by consolidated VIEs.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

Valuation Methodology for Financial Instruments Carried at Fair Value on a Recurring Basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Certain OTC contracts have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices.

Certain instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

4. Fair Value Measurements (continued)

Valuation pricing models and their underlying assumptions impact the amount of unrealized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments.

The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations, are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and the Company's own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on the Company's financial liabilities as is used to measure counterparty credit risk on the Company's financial assets.

Valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risk. Our global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model's suitability for valuation and sensitivity of the models used for a particular product. Valuation pricing models are calibrated to the market by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

4. Fair Value Measurements (continued)

Fair Value Hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the "fair value hierarchy") based on the transparency of valuation inputs used by the Company to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices for identical financial instruments in active markets accessible by the Company at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.

Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example of a Level 2 instrument is an interest rate swap contract between a short-term floating interest rate and a fixed interest rate.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples are certain collateralized loan obligations, equity derivatives and asset-backed securities valued using significant unobservable parameters.

4. Fair Value Measurements (continued)

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant to its measurement.

As explained above, the valuation of Level 3 financial assets and liabilities is dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Typical unobservable parameters can include volatility skews and correlation risk for derivative instruments, and refinancing periods and recovery rates for credit related products and loans.

4. Fair Value Measurements (continued)

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis, as of March 31, 2014 within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting [1]	Total
Assets					
Trading Assets:					
Mortgage-backed securities: [2]					
Residential mortgage-backed securities – agency	$ –	$ 20,073,365	$ –	$ –	$ 20,073,365
Residential mortgage-backed securities – non-agency	–	842,303	–	–	842,303
Commercial mortgage-backed securities	–	653,471	–	–	653,471
U.S. and foreign government and agency securities	12,031,619	3,618,417	–	–	15,650,036
Equity securities	2,978,772	1,664,308	5	–	4,643,085
Bank and corporate debt securities [3]	–	2,279,858	2,567	–	2,282,425
Asset-backed securities	–	1,098,381	2,309	–	1,100,690
Collateralized debt/loan obligations	–	349,035	108,590	–	457,625
Corporate and other loans[4]	–	144,532	–	–	144,532
Derivative instruments:					
Equity contracts	676,803	632	3,772	–	681,207
Credit contracts	–	523,360	–	–	523,360
Interest rate contracts	27,851	188,783	–	–	216,634
Foreign exchange contracts	14	1,845	–	–	1,859
Netting	–	–	–	(1,322,225)	(1,322,225)
Total derivatives	704,668	714,620	3,772	(1,322,225)	100,835
Total Trading assets	$ 15,715,059	$ 31,438,290	$ 117,243	$ (1,322,225)	$ 45,948,367
Securities received as collateral	$ 2,807	$ –	$ –	$ –	$ 2,807
Securities purchased under agreements to resell[5]	$ –	$ 55,945	$ –	$ –	$ 55,945
Other assets	$ 198	$ 2,376	$ –	$ –	$ 2,574
Liabilities					
Trading Liabilities:					
U.S. and foreign government and agency securities	$ 12,369,942	$ 1,522,402	$ –	$ –	$ 13,892,344
Equity securities	505,280	980,622	6	–	1,485,908
Bank and corporate debt securities	–	1,303,781	–	–	1,303,781
Derivative instruments:					
Equity contracts	681,940	–	4,796	–	686,736
Credit contracts	–	555,026	–	–	555,026
Interest rate contracts	27,477	189,231	–	–	216,708
Foreign exchange contracts	30,511	1,721	–	–	32,232
Netting	–	–	–	(1,403,384)	(1,403,384)
Total derivatives	739,928	745,978	4,796	(1,403,384)	87,318
Mortgage-backed securities:					
Residential mortgage-backed securities – non-agency	–	8,731	–	–	8,731
Collateralized debt obligation	–	1,017	–	–	1,017
Total Trading liabilities	$ 13,615,150	$ 4,562,531	$ 4,802	$ (1,403,384)	$ 16,779,099
Obligation to return securities received as collateral	$ 2,807	$ –	$ –	$ –	$ 2,807
Long term borrowings at fair value [4] [5]	$ –	$ 249,761	$ –	$ –	$ 249,761

(1) The amount offset under counterparty netting of derivative assets and liabilities and cash collateral netting against derivatives.
(2) Includes $189,640 related to consolidated variable interest entities.

4. Fair Value Measurements (continued)

(3) Includes $1,283 related to consolidated variable interest entities.
(4) All related to consolidated variable interest entities.
(5) Items for which the Company elected the Fair value option under ASC 825.

Valuation Methodology by Major Class of Financial Asset and Liability

The valuation methodology used by the Company to estimate fair value of major classes of financial assets and financial liabilities, together with the significant inputs which determine their classification in the fair value hierarchy, is as follows:

Residential mortgage-backed securities ("RMBS") *and Commercial mortgage-backed securities* ("CMBS") – The fair value of RMBS and CMBS is primarily determined using discounted cash flow ("DCF") valuation techniques, and also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. RMBS and CMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated.

U.S. and foreign government and agency securities – U.S. government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Some foreign government securities do not have readily quoted market prices and may be classified as Level 2 or Level 3. Agency securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in inactive markets. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid market to classify them as Level 1.

Equity Securities – Equity securities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available, in which case they are classified as Level 1. The Company determines whether the market is active depending on the sufficiency and frequency of trading of the security. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are usually classified as Level 3.

4. Fair Value Measurements (continued)

Bank and corporate debt securities – The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques and also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads of the issuer used in DCF valuations are unobservable.

Asset-backed securities ("ABS") – The fair value of ABS may be based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then these securities are categorized in Level 3 of the fair value hierarchy.

Collateralized debt/loan obligations ("CDOs"/"CLOs") – The fair value of CDOs/CLOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, prepayment rates, default probabilities and loss severities. CDOs/CLOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs/CLOs are classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations is unobservable.

4. Fair Value Measurements (continued)

Corporate and Other Loans – The fair value of loans is determined using quoted or consensus prices. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable.

Derivatives – Equity contracts – The Company enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. The fair value of exchange-traded equity derivatives is primarily determined using an unadjusted exchange price. These derivatives are generally traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives are classified as Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives – Credit contracts – The Company enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated.

Derivatives – Interest rate contracts – The Company enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. The fair value of OTC interest rate derivatives is determined through DCF valuation

4. Fair Value Measurements (continued)

techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange ("FX") rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated.

Derivatives – Foreign exchange contracts – The Company may enter into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated.

Other assets – Includes certain corporate investments carried at fair value, principally in Level 2 of the fair value hierarchy.

Securities purchased under agreements to resell – The resale agreements carried at fair value are agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Resale agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Long term borrowings at fair value – These liabilities are debt of consolidated VIEs which are valued consistently with the way the Company values its own inventory and are classified in Level 2. These liabilities do not provide recourse to the Company; therefore no adjustment is made to reflect the Company's own creditworthiness.

4. Fair Value Measurements (continued)

Valuation Processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within the Consolidated Statement of Financial Condition, including those classified as Level 3 within the fair value hierarchy, the Company operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within the Company with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

- The Product Control Valuations Group ("PCVG") has primary responsibility for determining and implementing valuation policies and procedures in connection with the determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. generally accepted accounting principles ("US GAAP"). While it is the responsibility of front office traders in the Company's trading businesses to price its financial instruments, the PCVG is responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within the Consolidated Statement of Financial Condition is made by senior management independent of the trading businesses. The PCVG reports to the Head of Product Control and ultimately to the NHA Chief Financial Officer;

- The Accounting Policy Group defines the Company's accounting policies and procedures in accordance with US GAAP, including those associated with determination of fair value under ASC 820 and other relevant US GAAP pronouncements. This group reports to the NHA Chief Financial Officer;

- The Global Model Validation Group ("MVG") within the Global Risk Management Division validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models.

The fundamental components of this governance framework over valuation processes within the Company particularly around Level 3 financial instruments are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

4. Fair Value Measurements (continued)

Independent Price Verification Processes

The key objective of the independent price verification processes within the Company is to verify the appropriateness of fair value measurements applied to all financial instruments within the Company. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation methodology and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external sources on a regular basis. The process involves obtaining independent data such as trades, marks and prices from external sources and examining the impact of marking the positions at the independent prices.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades.

Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate, trading desks may be asked to execute trades to evidence market levels.

Model Review and Validation

For more complex and illiquid financial instruments, pricing models are used to determine fair value measurements. Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model's suitability and to quantify model risk by applying model reserves and capital adjustments. Valuation models are developed and maintained by the front-office and risk models by the Risk Methodology Group within the Risk Management Division. Some models may also be developed

4. Fair Value Measurements (continued)

by third party providers. The Risk Methodology Group has primary responsibility for the ongoing refinement and improvement of risk models and methodologies. All models are also subject to periodic re-approval process by MVG to ensure they remain suitable.

Revenue Substantiation

PCVG also ensures adherence to the Company's valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made, while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 Financial Instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes that vary substantially either over time or among market makers, or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information the Company would expect market participants to use in valuing similar instruments.

Using reasonably possible alternative assumptions to value Level 3 financial instruments may significantly influence their value. A range of possible fair values may be available for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation is based on management's judgment of prevailing market conditions, in accordance with the Company's established valuation policies and procedures.

4. Fair Value Measurements (continued)

Quantitative Information Regarding Significant Unobservable Inputs and Assumptions

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for certain Level 3 financial instruments as of March 31, 2014 (dollars in thousands):

Class of Financial Instrument	Fair Value	Valuation Technique(s)	Unobservable Inputs	Level 3 Input or Range of Inputs (%)	Weighted Average (%)
Bank and corporate debt securities	$ 2,567	Discounted cash flow	Recovery rates	25 – 60	42.6
Asset-backed securities	$2,309	Discounted cash flow	Yields	15	–
			Default probabilities	65	–
			Loss severities	100	–
Collateralized debt / loan obligations	$108,590	Discounted cash flow	Yields	6.0 – 18.3	10.9
			Prepayment rates	0 – 20	19.2
			Default probabilities	2	–
			Loss severities	30 – 69	45.7
Derivatives, net:					
Equity contracts	$(1,024)	Option models	Volatilities	53.1 – 59.9	n/a

Sensitivity of Fair Value to Changes in Unobservable Inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by the Company will impact the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs as described below, impact the determination of a fair value measurement for the financial instrument:

> *Bank and corporate debt securities* – Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

4. Fair Value Measurements (continued)

ABS and CDOs/CLOs – Significant increases (decreases) in yields, probability of default, and loss severity in the event of default, in isolation, would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

Derivatives – Where the Company is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as stock prices, in isolation, would result in a significantly higher (lower) fair value measurement. Where the Company is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by the Company. Where the Company is long optionality or correlation significant increases (decreases) in volatility or correlation will result in a significantly higher (lower) fair value measurement. Where the Company is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

The following table explains increases and decreases, including gains and losses, of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the year ended March 31, 2014. Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are at times measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

4. Fair Value Measurements (continued)

	Opening Balance, April 1, 2013	Purchases	Issuances	Sales	Settlement (2)	Total Unrealized and Realized Gains (Losses) (2)	Transfers From Level 3	Transfers into Level 3	Balance, March 31, 2014	Unrealized Gains (Losses) for Level 3 Assets and Liabilities Outstanding at March 31, 2014 (1)
	(Dollars in Thousands)									
Trading assets										
Residential Mortgage-backed securities-non-agency	$ 11,892	$ –	$ –	$ –	$ –	$ –	$ (11,892)	$ –	$ --	$ –
Equity securities	6	–	–	–	–	(1)	–	–	5	(1)
Bank and corporate debt securities	–	6,664	–	(4,709)	–	252	(2,687)	3,047	2,567	830
Asset-backed securities	1,919	–	–	–	–	390	–	–	2,309	390
Collateralized debt/loan obligations	73,316	202,837	–	(142,054)	–	(13,941)	(44,898)	33,330	108,590	(1,602)
	$ 87,133	$ 209,501	$ –	$ (146,763)	$ –	$ (13,300)	$ (59,477)	$ 36,377	$ 113,471	$ (384)
Trading liabilities:										
Equity securities	$ 6	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 6	$ –
Derivatives net:										
Equity contracts	–	–	–	–	1,725	701	–	–	1,024	–
	$ 6	$ –	$ –	$ –	$ 1,725	$ 701	$ –	$ –	$ 1,030	$ –
Long term borrowings at fair value	$ 226,251	$ –	$ –	$ (226,251)	$ –	$ –	$ –	$ –	$ –	$ –

(1) These net unrealized gains (losses) are included in income.

(2) All cash settlements are included within Settlements which includes premiums paid or received on options.

4. Fair Value Measurements (continued)

Transfers Between Levels of the Fair Value Hierarchy

The Company assumes that transfers of assets and liabilities from one Level to another Level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer occurred. Amounts reported below, therefore, represent the fair value of the transferred financial instruments at the beginning of the relevant quarter in which the transfer occurred.

Transfers Between Levels 1 and Level 2:

- There were no material transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2014.

Transfers From Level 2 to Level 3:

- *Bank and corporate debt securities* of approximately $3.0 million were transferred from Level 2 to Level 3 as a result of the decrease in trading activity, and thus market price quotations, for these or comparable instruments.

- *Collateralized debt/loan obligation*, of approximately $33.3 million were transferred from Level 2 to Level 3 as a result of the decrease in trading activity, and thus market price quotations, for these or comparable instruments.

Transfers From Level 3 to Level 2:

- *Bank and corporate debt securities* of approximately $2.7 million were transferred from Level 3 to Level 2 as a result of the increase in trading activity, and thus market price quotations, for these or comparable instruments.

- *RMBS – non agency*, of approximately $11.9 million were transferred from Level 3 to Level 2 as a result of the increase in trading activity, and thus market price quotations, for these or comparable instruments

- *Collateralized debt/loan obligation*, of approximately $44.9 million were transferred from Level 3 to Level 2 as a result of the increase in trading activity, and thus market price quotations, for these or comparable instruments

4. Fair Value Measurements (continued)

Fair Value Option for Financial Assets and Liabilities

The Company carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When the Company elects the fair value option for an eligible item, changes in that item's fair value are recognized in the income. Election of the fair value option is irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs. Interest and dividend income and interest expense arising from financial instruments for which the fair value option has been elected are recognized within income.

The financial assets and financial liabilities elected for the fair value option by the Company, the reasons for the election, and related gains and losses recognized during the year ended March 31, 2014 are as follows:

- *Securities purchased under agreements to resell* – The Company elected the fair value option for certain of these agreements to mitigate volatility in income caused by the difference in measurement basis that otherwise would arise between these agreements and the derivatives used to risk manage those instruments.
- *Long term borrowings at fair value* – The Company elected the fair value option for these borrowings to mitigate the volatility in income that would arise as a result of carrying the assets of the VIE at fair value.

The Company did not recognize any material gains or losses in income during the year ended March 31, 2014, in relation to either the Securities purchased under agreements to resell or the *Long term borrowings at fair value.*

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis on the Consolidated Statement of Financial Condition since they are neither held for trading purposes nor elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

4. Fair Value Measurements (continued)

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include *Cash and cash equivalents, Deposits with exchanges and other segregated cash,* miscellaneous financial assets included in *Other assets,* and most *Securities borrowed, Securities loaned, Securities purchased under agreements to resell, Securities sold under agreements to repurchase* and *Borrowings from Parent.* Most of these financial instruments would generally be classified as either Level 1 or Level 2 within the fair value hierarchy.

However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk. Examples include longer dated *Securities borrowed, Securities purchased under agreements to resell, Securities loaned, Securities sold under agreements to repurchase, Borrowings from Parent* and *Subordinated borrowings.* All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy. As of March 31, 2014, the only such longer dated instruments which were considered to be material were the *Subordinated Borrowings.* As a result the Company determined that the fair value of the remaining longer dated instruments approximate their carrying value.

The Company also holds ownership interests in exchanges which are accounted for at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. These investments are reported within *Other assets* on the Consolidated Statement of Financial Condition. The fair value of these investments may also differ from carrying value. Where a quoted market price is available, these would generally be classified as Level 1 in the fair value hierarchy using the same methodology as is applied to other noncontrolling investments in equity securities. Where a quoted market price is not available, these are classified in Level 2 or Level 3 of the fair value hierarchy, depending on the observability of the inputs.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within our Consolidated Statement of Financial Condition as of March 31, 2014. Where line items in our Consolidated Statement of Financial Condition include both financial and non-financial instruments, only the financial instruments are disclosed below. Financial instruments carried at fair value are separately reported in the tables above.

4. Fair Value Measurements (continued)

	Carrying Value	Fair Value	Fair Value by Level		
			Level 1	Level 2	Level 3
	(Dollars in Thousands)				
Assets					
Cash and cash equivalents	$ 1,426,073	$ 1,426,073	$ 1,426,073	$ –	$ –
Deposits with exchanges and other segregated cash	1,287,868	1,287,868	1,287,868	–	–
Securities purchased under agreements to resell [(1)(2)]	54,577,144	54,577,144	–	54,577,144	–
Securities borrowed	21,544,897	21,544,897	–	21,544,897	–
Other assets	6,422	8,909	2,221	6,688	–
Liabilities					
Securities sold under agreements to repurchase [(2)]	81,054,110	81,054,110	–	81,054,110	–
Securities loaned	16,428,460	16,428,460	–	16,428,460	–
Borrowings from Parent	3,542,639	3,542,639	–	3,542,639	–
Subordinated borrowings	3,150,000	3,157,417	–	–	3,157,417

(1) Excludes balances carried at fair value under a fair value option election.
(2) Represents amounts after counterparty netting in accordance with ASC 210-20.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to the financial instruments carried at fair value on a recurring basis, the Company also carries other financial instruments at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Examples of such financial instruments include *Receivables from brokers, dealers and clearing organizations* and *Receivables from customers*. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

5. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forward and foreign exchange contracts, mortgage-back to-be-announced securities ("TBAs"), extended settlement trades and securities purchased and sold on a when-issued basis.

5. Derivative Instruments and Hedging Activities (continued)

An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. Credit default swaps are credit derivatives in which the buyer exchanges a series of annuitized premium payments for default protection on an underlying credit asset over a specified period of time. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded and OTC centrally cleared contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties. For futures contracts, the change in the market value is settled with a clearing broker dealer or exchange. As a result, the credit risk with the clearing broker or exchange is limited to the net positive change in the market value for a single day, which is recorded in *Receivable from brokers, dealers and clearing organizations* on the Consolidated Statement of Financial Condition. The Company evaluates the risk exposure net of related collateral and reports them on a net-by-counterparty basis consistent with ASC 815-10-45.

5. Derivative Instruments and Hedging Activities (continued)

The following table quantifies the volume of the Company's derivative activity recorded in *Trading assets* and *Trading liabilities* on the Consolidated Statement of Financial Condition, as of March 31, 2014, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Derivative Assets		Derivative Liabilities	
	Notional	Fair Value	Notional	Fair Value
Equity contracts	$ 25,249,300	$ 681,207	$ 26,390,158	$ 686,736
Credit contracts	3,526,158	523,360	4,050,108	555,026
Interest rate contracts [1]	156,207,150	216,634	65,644,653	216,708
Foreign exchange contracts	2,953,899	1,859	269,203	32,232
Gross derivative instruments [2]	$ 187,936,507	$ 1,423,060	$ 96,354,122	$ 1,490,702

(1) Interest rate contracts are primarily comprised of mortgage-backed TBAs.

(2) Notional amounts include notionals related to long and short futures contracts of approximately $12,741,536 and $12,890,993, respectively. The unsettled variation margin on these futures contracts, is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations,* respectively, on the Consolidated Statement of Financial Condition.

5. Derivative Instruments and Hedging Activities (continued)

Offsetting of Derivatives

The Company controls counterparty credit risk associated with derivative financial instruments through credit approvals, limits and monitoring procedures. To reduce default risk, the Company requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, the Company may agree for such collateral to be posted to a third-party custodian under a control agreement that enables the Company to take control of such collateral in the event of counterparty default. From an economic standpoint, the Company evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by the Company provide the Company with similar rights in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, the Company generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, the Company may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, the Company may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the ability of the Company to exercise such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

The Company considers the enforceability of a master netting agreement in determining how credit risk from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and credit limits are applied and the extent and nature of collateral requirements from the counterparty.

5. Derivative Instruments and Hedging Activities (continued)

Derivative assets and liabilities documented under a master netting agreement with the same counterparty are offset in the Consolidated Statement of Financial Condition where the specific criteria defined by ASC 815 are met. These criteria include requirements around the legal enforceability of such close-out and offset rights under the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

The following table presents information about offsetting of derivative instruments and related collateral amounts in the Consolidated Statement of Financial Condition as of March 31, 2014, by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. OTC settled bilaterally includes derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. OTC centrally cleared include derivatives executed bilaterally with a counterparty in the OTC market but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange traded derivatives include derivatives (typically listed options) executed directly on an organized exchange that provides pre-trade price transparency. Amounts below exclude futures contracts, which are settled daily. The unsettled variation margin on futures contracts is included in Receivables from brokers, dealers and clearing organizations and Payables to brokers, dealers and clearing organizations, respectively, on the Consolidated Statement of Financial Condition. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table.

5. Derivative Instruments and Hedging Activities (continued)

	Derivative Assets	Derivative Liabilities
	(Dollars in Thousands)	
Equity contracts		
OTC settled bilaterally	$ 5,294	$ 16,798
OTC centrally cleared	–	–
Exchange-traded	675,913	669,938
Credit contracts		
OTC settled bilaterally	523,360	555,026
OTC centrally cleared	–	–
Exchange-traded	–	–
Interest rate contracts		
OTC settled bilaterally	83,940	99,560
OTC centrally cleared	109,007	98,641
Exchange-traded	23,687	18,507
Foreign exchange contracts		
OTC settled bilaterally	1,859	32,232
OTC centrally cleared	–	–
Exchange-traded	–	–
Total gross derivatives balances[1]	1,423,060	1,490,702
Less: Amounts offset in the consolidated statement of financial condition[2]	(1,322,225)	(1,403,384)
Total net amounts reported on the face of the consolidated statement of financial condition[3]	100,835	87,318
Less: Additional amounts not offset in the consolidated statement of financial condition[4]		
Financial instruments and non-cash collateral	(4,493)	(4,493)
Cash collateral[5]	(2,100)	(119)
Net amount	$ 94,242	$ 82,706

(1) Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2014, the gross balance of derivative assets and liabilities documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $75.1 million and $73.8 million, respectively.

(2) Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under master netting and similar agreements for which the Company has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2014, the Company offset a total of $81.2 million of cash collateral payables against net derivative assets.

5. Derivative Instruments and Hedging Activities (continued)

(3) Net derivative assets and net derivative liabilities are generally reported within Trading assets and Trading liabilities, respectively on the Consolidated Statement of Financial Condition.

(4) Represents amounts which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20 and ASC 815 but which provide the Company with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where the Company does not have the legal right of offset or has not determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

(5) As of March 31, 2014, a total of $97.4 million of cash collateral receivables and $8.8 million of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Credit Derivatives

In the normal course of business, the Company enters into credit derivatives, primarily with an affiliate company, as part of its trading activities for credit risk mitigation, proprietary trading positions and for client transactions.

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index.

The Company actively monitors and manages its credit derivative exposures. Where credit protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion.

The value of these purchased contracts is presented in the following table in the row titled "Protection purchased." These amounts represent purchased credit protection with substantially similar underlyings to the written credit derivative contracts which generally act as a hedge against the Company's exposure. To the extent the Company is required to pay out under the written credit derivative, a similar amount would generally become due to the Company under the purchased protection.

5. Derivative Instruments and Hedging Activities (continued)

The following table presents information about the Company's written credit derivatives and the related protection purchased as of March 31, 2014 (in millions):

	Carrying Value	Maximum Payout on Protection Sold or Receivable on Protection Purchased (Notionals)			
			Years to Maturity		
		Total	0-3 Years	4-5 Years	More Than 5 Years
Protection sold	$ (509) [1]	$ 3,553	$ –	$ 20	$ 3,533
Protection purchased	$ 478 [1]	$ 3,961	$ –	$ 475	$ 3,486

[1] Carrying values are reported on a gross basis, prior to cash collateral and counterparty netting.

Credit derivatives have a stated notional amount which represents the maximum payment the Company may be required to make under the contract. However, this is generally not a true representation of the amount the Company will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood of any payment, including the probability of default and the recovery value of the underlying asset. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience.

The following table presents information about the Company's written credit derivatives by external credit rating of the underlying asset. Where written credit derivatives have an index as an underlying, the exposure detailed below has been decomposed into the ratings categories below based on ratings of securities or derivatives comprising the index. Where multiple external ratings exist from the major rating services, the rating designated below is determined as the middle rating when ratings are available from all three major rating services or the lower rating when only two ratings are available, consistent with guidelines specified under the Basel Accords.

Maximum Payout/Notional on Protection Sold
(Dollars in Millions)

AA	A	BBB	BB	Other [1]	Total
$ 78	$ 43	$ 77	$ 405	$ 2,950	3,553

[1] Other includes credit derivatives where the credit rating of the underlying reference asset is below BB or where the credit rating is unavailable.

6. Collateralized Financing Agreements

The Company enters into collateralized transactions including resale agreements and repurchase agreements, securities borrowing and securities lending transactions, and other secured borrowings mainly to finance trading inventory positions, obtain securities for settlement, and meet customers' needs.

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty.

For certain centrally-cleared resale and repurchase agreements, the clearing or membership agreements entered into by the Company provide similar rights to the Company in the event of default of the relevant central clearing party. In order to support the enforceability of the close-out and offsetting rights within these agreements, the Company generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, the Company may not have yet sought evidence, or may not be able to obtain evidence to determine with sufficient certainty that the close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the ability of the Company to exercise such rights. This may include resale agreements, repurchase agreements, securities borrowing and lending transactions executed with certain foreign governments, agencies, municipalities, agent banks and pension funds.

The Company considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and credit limits are applied and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, the Company either receives or provides collateral, including government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the Company is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and resale transactions, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require the Company to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, the Company generally receives collateral in

6. Collateralized Financing Agreements (continued)

the form of cash or other securities. The Company monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Resale agreements and repurchase agreements with the same counterparty are offset in the Consolidated Statement of Financial Condition where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of the close-out and offsetting rights.

The following table presents information about offsetting of these transactions in the Consolidated Statement of Financial Condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default (in thousands).Transactions which are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table.

	Assets		Liabilities	
	Resale Agreements	Securities Borrowing Transactions	Repurchase Agreements	Securities Lending Transactions
Total gross balance [(1)]	$ 121,310,123	$ 21,544,897	$ 147,731,144	$ 16,431,267
Less: Amounts offset in the consolidated statement of financial condition [(2)]	(66,677,034)	–	(66,677,034)	–
Total net amounts reported on the face of the consolidated statement of financial condition [(3)]	54,633,089	21,544,897	81,054,110	16,431,267
Less: Additional amounts not offset in the consolidated statement of financial condition: [(4)]				
Financial instruments and non-cash collateral	(52,810,094)	(8,076,514)	(56,594,327)	(15,422,843)
Cash collateral	(1,407)	–	(669)	–
Net amount [(5)]	$ 1,821,588	$ 13,468,383	$ 24,459,114	$ 1,008,424

(1) Includes all recognized balances irrespective of whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost. As of March 31, 2014, the gross balance of resale agreements and repurchase agreements documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $1,627,830 thousand and $24,312,933 thousand, respectively. As of March 31, 2014, the gross balance of securities borrowing transactions and securities lending transactions documented under master netting agreements for which the Company has not obtained sufficient evidence of enforceability was $13,424,051 thousand and $741,203 thousand, respectively.

6. Collateralized Financing Agreements (continued)

(2) Represents amounts offset through counterparty netting of Repurchase agreements and Resale agreements under master netting and similar agreements for which the Company has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost.

(3) Resale agreements and securities borrowing transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition as *Securities purchased under agreements to resell* and *Securities borrowed*, respectively. Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Consolidated Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively. Amounts reported under securities lending transactions also include transactions where the Company lends securities and receives securities that can be sold or pledged as collateral. The Company recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The $2.8 million liability is reported within *Obligation to return securities received as collateral* on the Consolidated Statement of Financial Condition.

(4) Represents amounts which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

(5) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

At March 31, 2014, the market value of securities collateralizing *Securities Purchased Under Agreements to Resell* and *Securities Borrowed* was approximately $55.0 billion and $21.0 billion, respectively, substantially all of which was sold or repledged.

The Company pledges firm-owned securities to collateralize *Securities Sold Under Agreements to Repurchase* and *Securities Loaned* transactions. Pledged securities that can be sold or repledged by the secured party are $19.9 billion at March 31, 2014 and are disclosed in parenthesis as pledged within *Trading assets* on the Consolidated Statement of Financial Condition. *Trading assets* owned which have been pledged as collateral without allowing the secured party the right to sell or repledge them, was approximately $23.3 billion at March 31, 2014.

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2014 (in thousands):

	Receivables	Payables
Securities failed-to-deliver/receive	$ 993,637	$ 546,321
Receivables from/payables to brokers, dealers and clearing organizations	734,751	698,211
Pending trades, net	–	224,992
	$ 1,728,388	$ 1,469,524

Receivables from/payables to brokers, dealers and clearing organizations primarily include cash collateral deposited with clearing organizations including initial and variation amounts related to futures contracts as well as unsettled variation margin. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Pending trades represent the net amount payable on unsettled regular-way securities transactions.

8. Receivables From and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment/receipt versus payment, customer fails and cash transactions. Securities owned by customers are held as collateral for receivables.

9. Subordinated Borrowings

The Company's subordinated borrowings are covered by agreements approved by FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company has both term and revolving agreements.

Each term borrowing agreement contains an evergreen provision that automatically extends the maturity by one year unless specified actions are taken prior to maturity date. To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, repayment is deferred.

9. Subordinated Borrowings (continued)

The Company also has approval from FINRA for a Revolving Note and Cash Subordination Agreement ("Subordinated Revolver") with NHA, for up to $1,450 million which expires on December 31, 2014, subject to an evergreen provision. $850 million was outstanding under the Subordinated Revolver at March 31, 2014. Borrowings under the agreement are available in computing net capital under the SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, repayment is deferred.

Borrowings at March 31, 2014 are as follows (dollars in thousands):

Lender	Par Value	Type	Maturity Date	Interest Rate
NHA	$ 500,000	Term	March 31, 2016	Variable
NHA	300,000	Term	December 31, 2015	Variable
NHA	1,500,000	Term	December 31, 2014	Variable
NHA	850,000	Subordinated revolver	December 31, 2014	Variable
	$ 3,150,000			

At March 31, 2014, the interest rate on these borrowings was 0.68%, which is based on NHA's adjusted cost of funds. The average effective interest rate on these borrowings during the year ended March 31, 2014, was approximately 0.70%.

10. Off-Balance Sheet Risks and Concentration of Credit and Market Risk

Financial Instruments With Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation within *Trading liabilities* on the Consolidated Statement of Financial Condition at March 31, 2014, at the fair values of such securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2014. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

10. Off-Balance Sheet Risks and Concentration of Credit and Market Risk (continued)

Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, the U.S. government and its agencies, security exchanges and clearing organizations. A substantial portion of the Company's securities transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company is subject to concentrated credit risk due to the amount of positions it holds in securities issued by the U.S. and foreign governments and their agencies as well as mortgage-backed securities guaranteed by the U.S. government agencies. Such amounts which are carried at fair value and reflected in *Trading Assets* on the Consolidated Statement of Financial Condition, represented approximately 28% of the Company's total assets as of March 31, 2014. The Company is also exposed to credit risk that arises from a failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is approximated by the fair value of the contracts reported as assets. These amounts are reported on a net-by-counterparty basis consistent with ASC 815-10-45.

The Credit Risk Management ("CRM") department manages the credit risk exposure that arises from transactions. The CRM department is an independent control function. The Company's process for managing credit risk includes:

- Evaluation of likelihood that a counterparty defaults on its payments and obligations;
- Assignment of internal credit ratings to all active counterparties;
- Approval of extensions of credit and establishment of credit limits;
- Measurement, monitoring and management of the firm's current and potential future credit exposures;
- Setting credit terms in legal documentation including margin terms;
- Use of appropriate credit risk mitigants including netting, collateral and hedging;
- Active communication and co-operation with various stakeholders such as Trading units, Operations, Legal department, Compliance and Finance.

10. Off-Balance Sheet Risks and Concentration of Credit and Market Risk (continued)

Market Risk

The Company is exposed to market risk. Market risk is the risk of loss arising from fluctuations in the value of assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others). Market risk primarily impacts the Company's trading activities.

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

The Company uses a variety of complementary tools to measure, model and aggregate market risk. The principal statistical measurement tool used to assess and monitor market risk on an ongoing basis is Value at Risk ("VaR"). Limits on VaR are set in line with the Company's risk appetite as expressed through economic capital. In addition to VaR, the Company uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing explores portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

VaR is a measure of the potential loss in the value of the Company's trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

11. Commitments, Contingent Liabilities and Guarantees

Commitments

Presented below is a schedule of minimum future lease payments on non-cancelable operating leases as of March 31, 2014 (in thousands):

	Minimum Future Lease Payments	Minimum Future Sub-lease Income	Net, Minimum Future Lease Payments
Fiscal year:			
2015	$ 3,580	$ 28	$ 3,552
2016	2,644	–	2,644
2017	1,221	–	1,221
2018	806	–	806
2019	640	–	640
2020 and thereafter	128	–	128
Total minimum future lease payments	$ 9,019	$ 28	$ 8,991

Operating leases are subject to escalation clauses and are generally non-cancelable or cancelable only with substantial penalties.

At March 31, 2014, the Company has commitments to enter into future resale and repurchase agreements totaling $15.4 billion and $0.4 billion, respectively.

In the normal course of business, the Company enters into underwriting commitments; there were no open transactions relating to such underwriting commitments at March 31, 2014.

Contingencies

In April 2011, the Federal Home Loan Bank of Boston ("FHLB-Boston") commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of RMBS, and their controlling persons, including NHA and certain of its subsidiaries, including the Company. The action alleges that FHLB-Boston purchased RMBS issued by a subsidiary of NHA and underwritten by the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities.

11. Commitments, Contingent Liabilities and Guarantees

FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a subsidiary of NHA in the original principal amount of approximately $356 million. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency ("FHFA"), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the "GSEs"), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of RMBS, and their controlling persons, including NHA and certain of its subsidiaries, including the Company. The action alleges that the GSEs purchased RMBS issued by subsidiaries of NHA and underwritten by the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a subsidiary of NHA was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied motions to dismiss and has directed coordinated discovery. However, there is an expectation within the Nomura group that, NSI will be indemnified against any liability incurred by NSI in this action.

In August 2012, The Prudential Insurance Company of America, and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of RMBS, including an action against certain NHA subsidiaries, including the Company. The action has been removed to federal court. The complaint alleges that plaintiffs purchased over $183 million in RMBS from five different offerings in which subsidiaries of NHA were sponsors or depositors and the Company was the underwriter. Plaintiffs allege that the offering materials contained fraudulent misrepresentations regarding the underwriting practices and quality of the loans making up the securities. Plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. Due to the lack of information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

11. Commitments, Contingent Liabilities and Guarantees (continued)

Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Consolidated Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the ASC 460 definition of guarantees. Because the Company does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, the Company has disclosed information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put options, the notional amount of contracts has been disclosed. The Company records all derivative contracts at fair value on its Consolidated Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered to be the best indication of payment/performance risks for individual contracts.

11. Commitments, Contingent Liabilities and Guarantees (continued)

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee (other than credit derivatives disclosed as protection sold in Note 5) as of March 31, 2014 (in millions):

	Maximum Payout/Notional By Period of Expiration				
		Years to Maturity			
Carrying Value of Liability	Maximum Payout	Less than 1 Year	1-2 Years	2-3 Years	3-4 Years
$ 653	$ 26,147	$ 24,893	$ 1,031	$ 198	$ 25

12. Transactions With Related Parties

The Company regularly enters into dealer, trading, clearing and financing transactions with NHI and affiliates. In the normal course of business, the Company pays commissions for trades executed with affiliates on behalf of its clients.

Operational and Administrative Arrangements

The Company reimburses NHA for the expenses incurred in providing office space and other equipment used by the Company. Additionally, the Company reimburses NHA, NHI and their affiliates, (collectively "the affiliates") for expenses and certain other costs, which the affiliates pay on behalf of the Company. These reimbursements are reflected in income.

The Company receives reimbursements from the affiliates for certain expenses incurred and services rendered by the Company on the affiliates behalf, which include back and front office expense reimbursements. These reimbursements are included in income. The Company also earns fees above the reimbursement of expenses for the back and front office services provided to the affiliates. These fees are also reflected in income.

Included in other revenues are fees related to equity research services received from affiliate.

12. Transactions With Related Parties (continued)

Transaction Execution Services Agreement

The Company is a party to a Transaction Execution Services Agreement ("TESA") involving certain other Nomura affiliates ("TESA Affiliates") where the parties to the TESA provide trade execution services ("Services") for certain products to one or more of the other TESA Affiliates in accordance with US transfer pricing regulations and Organization for Economic Co-operation and Development transfer pricing guidelines. The Company receives amounts related to profits on positions as well as interest revenue, less certain deductions ("TESA Revenues"). These deductions include certain execution costs, interest expense, and sales credits, as applicable. Also under the TESA, the Company reimburses the TESA Affiliates for certain costs incurred related to the Services, which include costs of capital for the TESA Affiliates ("TESA Capital Expenses"), and back and middle office expense reimbursements ("TESA Administrative Expenses"), (collectively, "TESA Expenses"). This reimbursement also includes a mark-up on the back and middle office expenses as defined in the agreement.

During each fiscal year, TESA Revenues less certain deductions as described above, if any, under the TESA are calculated each month on a fiscal year-to-date basis. To the extent the Company has previously received TESA Revenues during the then current fiscal year, any trading losses and deductions incurred by a TESA Affiliate related to the Company's Services under the TESA shall be deducted from the fiscal year-to-date TESA Revenues received by the Company and reimbursed to the TESA Affiliate. In the event that a TESA Affiliate's recorded fiscal year-to-date trading losses and deductions with respect to the Company's Services exceeds TESA Revenues paid to the Company then the Company shall receive no TESA Revenues other than sales credits, as applicable. TESA Administrative Expenses are reimbursed irrespective of TESA Revenues (including expense related to other related party Operational and Administrative Arrangements described above); however, TESA Capital Expenses are reimbursed only to the extent cumulative TESA Revenue (after TESA Administrative Expenses) has been received by Company.

Sales Credits

The Company pays to or receives from other Nomura entities sales credits essentially representing an internal commission to an entity involved in sales efforts. Payments and receipts of sales credits are recorded in income.

12. Transactions with Related Parties (continued)

At March 31, 2014, balances with related parties are included in the accompanying Consolidated Statement of Financial Condition captions as follows (in thousands):

Assets	
Securities purchased under agreement to resell	$ 18,322,905
Securities borrowed	5,813,027
Trading assets	47,346
Receivables:	
Brokers, dealers and clearing organizations	193,746
Customers	4,990
Interest and dividends	20,001
Other assets	45,196
Liabilities	
Securities sold under agreements to repurchase	$ 14,546,555
Securities loaned	7,082,446
Trading liabilities	13,355
Borrowings from Parent	3,542,639
Payables and accrued liabilities:	
Brokers, dealers and clearing organizations	988,338
Customers	188,766
Interest and dividends	8,688
Other	82,144
Subordinated borrowings	3,150,000

In addition to the subordinated borrowings described in Note 9, at March 31, 2014, the Company had overnight loans from NHA of $3,508 million and $35 million, respectively. At March 31, 2014, the interest rate payable on these loans was 0.68% and 0.47%, respectively.

13. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income and capital taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income and capital taxes were paid to NHA. As such, taxes payable to NHA and other states of approximately $2.37 million are included in *Other payables and accrued liabilities* and taxes receivable from other states of approximately $486 thousand are included in *Other assets* on the Consolidated Statement of Financial Condition as of March 31, 2014.

The components of the Company's net deferred tax asset at March 31, 2014, are as follows (dollars in thousands):

Deferred tax asset	$ 491,800
Less valuation allowance	(490,613)
	1,187
Deferred tax liability	(1,187)
Net deferred tax asset	$ –

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross DTAs relate primarily to net operating loss ("NOL") carryforward, Section 163(j) interest expense deferral, compensation accruals and certain other accrued expenses.

A valuation allowance of $490.6 million has been maintained against the Company's DTAs in accordance with the realization criteria set forth in ASC 740. The net decrease during the fiscal year ending March 31, 2014 in the total valuation allowance is $17 million, which was primarily attributable to NSI's NOL utilization.

New York State ("NYS") passed tax reform on March 31, 2014. As a result of this, the Company has estimated that the DTAs listed above may be reduced by $10.3 million and would also have a corresponding reduction to the valuation allowance.

13. Income Taxes (continued)

At March 31, 2014, the Company had a federal NOL carryforward of approximately $456.8 million which begins to expire in the year ending March 31, 2029. In addition, the Company had a NYS NOL carryforward of approximately $607.4 million and New York City ("NYC") NOL carryforward of approximately $616.9 million which begin to expire in the year ending March 31, 2025.

As of March 31, 2014, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

As of March 31, 2014 the Company's tax years are subject to federal examination by the tax authorities for March 31, 2011 through 2013 and March 31, 2010 through 2012 for NYS and NYC examinations. The Company is currently under NYC audit for the tax years ended March 31, 2010 and 2011. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change within the next 12 months.

14. Variable Interest Entities and Securitizations

Variable Interest Entities

In the normal course of business, the Company acts as transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization activities. In addition, the Company retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

Under ASC 810-10-15, if the Company has an interest in a VIE that provides the Company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, the Company is the primary beneficiary of the VIE and must consolidate the entity, provided that the Company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders.

Control over the most significant activities may take a number of different forms in different types of VIEs. For certain types of transactions, such as securitizations of residential mortgage pass through securities and other mortgage-backed securities Re-securitization transactions, there are no significant economic decisions made on an ongoing basis and no single investor has the

14. Variable Interest Entities and Securitizations (continued)

unilateral ability to liquidate the trust. In these cases, the Company focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of third party investors share responsibility for the design of the Re-securitization trust and purchase a significant portion of the resulting securities, the Company does not consolidate the Re-securitization trust. The Company has sponsored numerous Re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with third party investors.

However, the Company has consolidated a number of Re-securitization trust VIEs, in each case where it was determined that third party investors did not share in the responsibility for the design of the Re-securitization trust, as evidenced by less than significant purchases of the resulting securities by third party investors on the date of the re-securitizations. As of March 31, 2014, the underlying assets of the consolidated VIEs which are primarily comprised of mortgage-backed securities, were approximately $189.6 million and are included in *Trading Assets* on the Consolidated Statement of Financial Condition.

Additionally, as of March 31, 2014, underlying liabilities of the Re-securitization trust VIEs, were approximately $114.8 million. These underlying liabilities are long term in nature with maturities ranging from 2036 through 2037 and are included in *Long-term borrowings at fair value* on the Consolidated Statement of Financial Condition.

The Company's maximum remaining exposure to economic loss related to the consolidated Re-securitization trust VIEs is limited to the amount of its interest in the VIE, which was approximately $74.8 million at March 31, 2014.

The Company has also consolidated the assets and liabilities of a CLO in which it holds a controlling equity investment. As of March 31, 2014, the underlying assets of this consolidated CLO, which are primarily comprised of corporate and other loans, were approximately $152.6 million and are primarily included in *Trading assets* on the Consolidated Statement of Financial Condition. Additionally, as of March 31, 2014, the underlying liabilities of the CLO, were approximately $134.9 million and are included in *Long term borrowings, at fair value* on the Consolidated Statement of Financial Condition. The Company's maximum exposure to economic loss related to this consolidated CLO is limited to the amount of its interests in the VIE, which was approximately $17.7 million at March 31, 2014.

14. Variable Interest Entities and Securitizations (continued)

During the year ended March 31, 2014, the weighted average interest rate on the long term note ("Note") issued by this consolidated CLO was 0.7%. The Note issued by the consolidated CLO matures in 2017.

During the year ended March 31, 2014, the Company sold its controlling equity investment in another CLO, and deconsolidated it, which resulted in a decrease in *Trading assets* and *Long term borrowings, at fair value* of $174.4 million and $157.8 million, respectively, on the Consolidated Statement of Financial Condition.

The Company also holds variable interest in VIEs where it is not the primary beneficiary. These include interests in residential resecuritizations sponsored by the Company, as well as interests in third party vehicles such as agency mortgage pass through trusts, agency and non-agency collateralized mortgage obligations, collateralized debt obligations, collateralized loan obligations and exchange traded funds. As of March 31, 2014, NSI's variable interests in such VIEs were approximately $23.4 billion and are included within *Trading assets* on the Consolidated Statement of Financial Condition. NSI's maximum exposure to loss associated with these VIEs is approximately $23.4 billion; this does not include the offsetting benefit of any financial instruments that the Company may utilize to economically hedge the risks associated with the Company's variable interests.

Securitizations

As discussed above, the Company transfers assets to special purpose entities ("SPEs") that securitize residential mortgage passthrough securities and other types of financial assets. The Company's involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company accounts for the transfer of financial assets as a sale when the Company relinquishes control over the assets.

ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. The Company may obtain an interest in the financial assets, including retained interest in the SPEs. These interests are accounted for at fair value and are included in *Trading assets* on the Consolidated Statement of Financial Condition. During the

14. Variable Interest Entities and Securitizations (continued)

year ended March 31, 2014, the Company recorded as sales transfers of approximately $13.0 billion in financial assets to resecuritization SPEs in which the Company has continuing involvement in the form of retained interests. Net gains at the time of resecuritization were not material.

The Company received cash proceeds and retained interests at closing of approximately $7.7 billion and $5.3 billion, respectively. Most of these retained interests were sold subsequent to the closing of the respective securitizations. At March 31, 2014, the Company's retained interests were approximately $2.0 billion and are included within *Trading assets* as mortgage-backed securities.

The retained interests are classified as Level 2 assets within the fair value hierarchy. The outstanding principal balance of financial assets transferred to SPEs in which the Company has continuing involvement, was $33.4 billion as of March 31, 2014.

The following table sets forth the key economic assumptions used to determine the fair value of the Company's retained interests at March 31, 2014 and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions (dollars in millions):

Fair value of retained interests	$ 1,969
Weighted average life (years)	8
Constant prepayment rate	6.5%
Impact of 10% adverse change	$ (27)
Impact of 20% adverse change	$ (47)
Discount rate	5.5%
Impact of 10% adverse change	$ (15)
Impact of 20% adverse change	$ (26)

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the preceding table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

14. Variable Interest Entities and Securitizations (continued)

For the year ended March 31, 2014, the Company received approximately $335 million of proceeds from the retained interests in SPEs. During the year ended March 31, 2014, the Company did not provide financial support beyond its contractual obligations to any VIE.

15. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

Deferred Compensation

Certain of the Company's employees participate in incentive plans and are granted cash settled deferred compensation awards based on NHI stock or a broad equity index. The Company records its allocated share of incentive plan compensation cost from NHA as an expense with a corresponding liability to NHA. The Company also hedges a portion of this economic exposure with affiliates. Types of awards granted include Notional Stock Units ("NSU"), Collared Notional Stock Units ("CSU"), and Notional Indexed Units ("NIU") which are based on the value of the MSCI World Index.

The vesting schedule of awards outstanding during the current year is as follows:

FY2011 grant – NSUs vest annually in equal increments over a three year period, with the first vesting date being April 30, 2012. CSUs and NIUs vest quarterly in equal increments over a three year period, with the first quarterly vesting date being June 30, 2011.

FY2012 grant – NSUs vest annually in equal increments over a three to five year period with the first vesting date being April 30, 2013. CSUs and NIUs vest quarterly in equal increments over a three or five year period, with the first quarterly vesting date being June 30, 2012.

FY2013 grant – NSUs vest annually in equal increments over a three period beginning with the first vesting date being April 30, 2014. CSUs and NIUs vest quarterly in equal increments over a three year period, with the first quarterly vesting date being June 30, 2013.

15. Employee Benefit Plans (continued)

The Company's ultimate payment is contingent on the relevant fair value calculation at the vesting date. The Company accrues compensation over time as employees progress toward vesting of each award. The Company also hedges a portion of the economic exposure of these awards and records the impact of the NSU and CSU hedges within compensation expense.

16. Net Capital

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 8% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts or $1,000,000, whichever is greater. At March 31, 2014, the CFTC's requirement of 1.17 resulted in a greater regulatory net capital requirement than the SEC minimum requirement of 2% of aggregate debits. At March 31, 2014, the Company had regulatory net capital of approximately $2,061 million, which was approximately $ 2,014 million in excess of required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

17. Subsequent Events

The Company has evaluated subsequent events through May 28, 2014, the date as of which this Consolidated Statement of Financial Condition is available to be issued.

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